Exhibit 99.1

Gazit-Globe Ltd.

Monitoring Report | November 2017

This credit rating report is a translation of a report that was written in Hebrew for debt issued in Israel.

The binding version is the one in the origin language.

Contacts:

Orit Teshuva, Senior Analyst – Primary Rating Assessor

orit.teshuva@midroog.co.il

Ran Goldstein, Vice President (Head of Real Estate Sector)

rang@midroog.co.il

MIDROOG

Gazit-Globe Ltd.

Series Rating	Aa3.il	Rating Outlook: Stable

Midroog affirms the rating of Aa3.il for the bonds (C-E and I-L) issued by Gazit-Globe Ltd., with a stable outlook.

Debentures outstanding which are rated by Midroog:

Bond Series	Security No.	Rating	Outlook	Final Repayment Date
C	1260306	Aa3.il	Stable	June 30, 2018
D	1260397	Aa3.il	Stable	March 31, 2021
E	1260421	Aa3.il	Stable	December 31, 2017
I	1260462	Aa3.il	Stable	June 30, 2018
J*	1260488	Aa3.il	Stable	September 30, 2019
K	1260546	Aa3.il	Stable	September 30, 2024
L	1260603	Aa3.il	Stable	June 30, 2027

* Series J is a secured bond series backed by a lien on properties in Israel.

Summary Rating Rationale

The rating is supported, among other things, by the favorable business profile of the group which is based on the substantial scope and diversification of its assets. The majority of its activities are carried out in stable countries with high credit ratings, such as the United States, Canada, Norway, Finland and Sweden. In this regard, Midroog notes favorably the steps taken by the group companies in recent years to improve the portfolio of income-producing properties, resulting in a larger proportion of the portfolio being located in urban areas, which benefit from positive demographic trends of population growth, growth in household income etc. The positioning of the core properties, which are characterized as supermarket-anchored shopping centers serving the basic day-to-day needs of the target community with higher occupancy rates over time, in addition to the reasonable lease duration relative to the sector, help to reduce somewhat, in the short-to-medium term, the exposure of cash flows to a downturn in the economies in which the Company is active. However, in the opinion of Midroog, the Company may be exposed to a downturn in private consumption in the markets in which it operates, among other things, due to changes in population tastes and consumption behavior, such as a shift to purchasing products via the internet. Liquidity and financial flexibility have been consistently adequate, owing to the level of liquidity and unutilized credit facilities at the expanded solo level as well as its tradable shares and the level of unencumbered real estate it holds. However, as will be set forth below, the market value of the investee companies is affected by the state of the markets in the original activity countries and affects, to a certain degree, both the credit facilities and the value of the unencumbered shares. The business profile and sound financial positioning of the key investee companies, as evident in the levels of cash flows, coverage ratios and leverage of the subsidiaries, along with access to sources of debt and capital in their countries of activity, positively affect the risk profile. The subsidiaries are rated with an international rating by Moody’s (First Capital Realty is rated Baa2 with a stable outlook, Citycon is rated Baa1 with a negative outlook and Regency Center is rated Baa1 with a stable outlook). The coverage and leverage ratios are not favorable relative to the rating, however, Midroog assumes a certain improvement in the medium term in accordance with the Company’s strategy. The high capacity of debt at the solo level creates an exposure to the Israeli capital markets. However, the level of debt decreased in 2017 and, according to Company statements, this trend is expected to continue; improvement in the leverage and coverage ratios at the expanded solo level. The Company’s equity is exposed to exchange rate changes; Series J is secured with properties, while, in keeping with our methodology, there is no distinction in the rating of the different bond series.

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Midroog’s base scenario assumes that the operating parameters and the positioning of the real estate assets in the Group are maintained. Likewise, the rating assumes stability in the financial data of the Company’s investee companies and the maintenance of a high business profile in the markets in which the Company is active; it assumes the maintenance of the existing leverage ratios and even an improvement in the medium-to-long term both at the consolidated level and at the expanded solo level, as a result of the repayment of debt. Midroog’s base scenario assumes stability in the leverage ratios such that the net debt to net CAP ratio at the consolidated level is expected to be between 56% and 58% in the medium term. It also assumes the stability of operating cash flows as a result of the dividends from the subsidiaries, and a drop in FFO at the level of the consolidated financial statements as a result of the disposal of assets leading to a degree of erosion of the coverage ratios. According to Midroog’s base scenario, the debt coverage to FFO ratios are expected to be approximately 30-33 years in the short-to-medium term, which is not particularly strong relative to the rating. However, the base scenario assumes an improvement in the coverage ratios in the medium-to-long term, with continued disposals and acquisitions of new properties. In preparing the rating, sensitivity scenarios were taken into account concerning revenues at both the consolidated and the expanded solo level, as well as the erosion of exchange rates.

Gazit-Globe Ltd. - Key Financial Indicators (NIS in millions)

Key Consolidated Financial Data (in NIS millions)	September 30, 2017	December 31, 2016	September 30, 2016	December 31, 2015	December 31, 2014
Total revenues	2,105	4,801	4,574	4,809	3,725
NOI	1,483	3,194	3,187	3,196	2,456
NOI margin	70%	67%	70%	66%	66%
Gross profit margin	70%	67%	70%	66%	66%
EBITDA excluding revaluations	1,220	2,705	2,695	2,717	2,102
Financial expenses, net	-531	-1,275	-1,399	-737	-1,691
Change in value of investment properties and financial investments	-57	885	1,112	-372	400
Net income (after tax)	893	1,771	2,038	994	495
Financial debt	27,015	46,640	44,484	45,249	37,613
Liquid balances	1,006	1,828	1,555	2,366	1,317
Net financial debt	26,009	44,812	42,929	42,883	36,296
CAP	47,814	84,202	82,619	80,800	67,023
Net CAP	46,808	82,374	81,064	78,434	65,706
Share capital (excluding minority interests)	9,420	8,158	7,837	7,512	8,023
Equity and minority interests	17,791	33,768	33,266	30,995	25,870
Total balance sheet excluding advances	49,536	86,887	85,110	83,910	69,680
Equity and minority interests to total balance sheet	35.9%	38.9%	39.1%	36.9%	37.1%
Debt to CAP	56.5%	55.4%	53.8%	56.0%	56.1%
Net debt to net CAP	55.6%	54.4%	53.0%	54.7%	55.2%
FFO	790	1,930	1,316	1,482	972
Debt to FFO		24.2		30.5	38.7
Net debt to FFO		23.2		28.9	37.3

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Detailed Rating Considerations

Diversification and scope of activities; a stable and high-quality portfolio

The Company operates in several countries with a high credit rating, such as the United States, Canada, Norway, Finland and Sweden. The scope of the Company’s activities is high relative to the rating, with NOI of NIS 1 billion in the first half of 2017. The Real estate portfolio is well diversified and has high occupancy levels. This fact, in addition to the reasonable duration of the lease agreements relative to the shopping centers sector, contributes to the Company’s ability to continue to produce significant high-quality cash flows to service the debt. Furthermore, the portfolio is oriented towards supermarket-anchored shopping centers, which address the basic day-to-day needs of the target community and thus demonstrate high sustainability in times of crisis. In addition, the Company is working to increase the scope of its activities by enlarging and improving existing properties, while creating additional value and acquiring new properties.

Leverage and coverage ratios that are not favorable relative to the rating, and raise the Company’s risk profile, while the substantial scope of the Company’s activities and high business positioning of the subsidiaries mitigate the risk profile to a certain extent.

The Company holds several public companies with strong financial profiles, giving the Company financial and operational flexibility relative to other rated companies. The Company shows an improvement in its financial leverage ratios in the expanded solo statements, as of June 30, 2017, with a net debt to CAP ratio of 59%, compared to 65% in the corresponding period last year. This improvement is due to the disposal of the Company’s holdings in subsidiaries, in which the proceeds were used to repay debt. However, Midroog notes that these ratios do not compare favorably to the rating level. The Company’s leverage ratios at the consolidated financial statements level have deteriorated. As of September 30, 2017, the net debt to net CAP ratio is 56%, compared to a ratio of 54% in the corresponding period last year. This deterioration in the leverage ratios is due mainly to the removal of investee companies from the consolidation in the financial statements. According to Midroog’s base scenario, the Company’s leverage ratios are expected to remain stable in the short term and to improve in the medium term, as a result of the Company’s strategy to dispose of properties and repay debt. The Company shows significant FFO levels and compares favorably with the rating level. However, as a result of the sale of shares in significant subsidiaries and their removal from consolidation in the financial statements, the Company is showing a degree of erosion in the consolidated coverage ratios in the medium term. According to Midroog’s base scenario, the debt to FFO coverage ratio is expected to be in the range of 30 to 33 years, and to improve with the reduction of leverage and the increase in FFO from new properties. Note that at the expanded solo level, there has been an improvement in the Company’s operating coverage ratios. The following table shows the key financial data of the subsidiaries:

NIS thousands	FCR	CTY	ATR
	June 30, 2017	June 30, 2017	June 30, 2017
% holding	32.7%	43.9%	59.5%
Income-producing real estate	24,105,141	17,005,982	10,143,653
Investment real estate under development	212,652.	435,316	978,531
Financial debt	10,965,115	8,720,472	3,771,012
Liquid balances*	1,379,733	2,241,358	881,570
Equity and minority interests	12,424,004	9,037,350	7,575,171
Total balance sheet	26,061,680	19,357,884	12,535,327
NOI (annualized)	1,169,375	948,024	726,132
NOI for the corresponding period	1,130,693	909,720	734,032
Property occupancy rate	95%	96%	96%
Property occupancy rate for the corresponding period	95%	97%	95%
FFO**	758,289	652,764	500,617
Equity and minority interests to total balance sheet	48%	47%	60%
Financial debt to FFO	14	13	8
Net financial debt to FFO	14	13	7

* Liquid balances include unutilized credit facilities.

** FFO data are in accordance with the Company’s calculations in the financial statements.

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Liquidity and financial flexibility that are adequate to the rating

As of June 30, 2017, the Company, at the expanded solo level, had liquid balances and unutilized, approved credit lines totaling NIS 3.5 billion. The Company’s credit lines are approved for a number of years and are usually subject to covenants, some of which are calculated according to the NAV ratio in the books, and some according to the market values of the investees. Note that the market value of the investees is somewhat affected by the state of the markets in the countries of the original activity. Despite the substantial liquid balances, the Company has significant debt repayments in the coming years. Bond principal repayments (at the expanded solo level) in 2018 and 2019 amount to approximately NIS 1.3 billion and NIS 1.5 billion (approximately NIS 760 million of this amount is in respect of the repayment of Series J which is secured with properties), respectively. In addition, at the expanded solo level of the Company, there is significant financial flexibility, as a result of major holdings of unencumbered shares of the publicly traded subsidiaries and unencumbered real estate at the expanded solo level, of approximately NIS 11 billion. However, as noted above, the value of the unencumbered shares is affected by the state of the markets in the countries of operation of the subsidiaries. In the opinion of Midroog, the Company has liquidity and financial flexibility that is adequate with its repayment schedule, which is relatively conveniently spread out and due to the quality and scope of the group’s cash flows. The following chart shows the Company’s repayment schedule as of June 30, 2017:

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Rating Outlook

Factors that could lead to a rating upgrade:

●	A decrease in the overall leverage of the Company with an emphasis on the expanded solo level.

●	An improvement in the operating cash flows relative to the distributed dividend.

●	A significant improvement in the coverage ratios over time.

●	Growth in the part of the property portfolio that is attributed to operational property, thereby bringing the Company closer to deriving cash flows from the properties.

Factors that could lead to a rating downgrade:

●	A deterioration in the Company’s liquidity and financial flexibility.

●	No improvement over time in the leverage ratios of the Company (on a solo or consolidated basis) and/or the investee companies.

●	A significant deterioration in the financial positioning of the investee companies and cash flows, impairing the Company’s coverage ratios.

Company’s Profile

Gazit-Globe, directly and through its subsidiaries, is engaged in the acquisition, development and management of income-producing properties in the United States (through its holdings in Regency Center and Gazit Horizons), Canada (through its holding in First Capital Realty), Europe (primarily through its holdings in Citycon and in Atrium European Real Estate Limited.), Israel (through its holding in Gazit-Globe Israel (Development) Ltd.) and Brazil. The group focuses on the supermarket-anchored shopping centers sector. The controlling shareholder of Gazit-Globe is Norstar Holdings Inc., whose controlling shareholders are Messrs. Chaim Katzman and Dori Segal. The Company’s shares are traded on the Tel Aviv Stock Exchange, the NYSE and the Toronto Stock Exchange (TSX).

Rating History

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Related Reports

Rating of Income-Producing Real Estate Companies – February 2016

Rating of Holding Companies – November 2017

Structural Considerations in the Rating of Debt Instruments in Corporate Finance

Midroog Rating Scales and Definitions

The reports are published on the Midroog website at www.midroog.co.il

General Information

Date of rating report:	November 21, 2017
Date of last revision of the rating:	November 22, 2016
Date of first publication of the rating:	October 20, 2004
Rating commissioned by:	Gazit-Globe Ltd.
Rating paid for by:	Gazit-Globe Ltd.

Information from the Issuer

Midroog relies in its ratings inter alia on information received from competent personnel at the issuer.

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Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog judgment, have highest creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that, in Midroog judgment, have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that, in Midroog judgment, have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that, in Midroog judgment, have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that, in Midroog judgment, have relatively weak creditworthiness relative to other local issuers, and involve speculative characteristics.
B.il	Issuers or issues rated B.il are those that, in Midroog judgment, have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative characteristics.
Caa.il	Issuers or issues rated Caa.il are those that, in Midroog judgment, have extremely weak creditworthiness relative to other local issuers, and involve very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il are those that, in Midroog judgment, have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that, in Midroog judgment, have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.

Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier ’1’ indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters. The modifier ’2’ indicates that it ranks in the middle of its rating category and the modifier ’3’ indicates that the obligation ranks in the lower end of that category, denoted by letters.

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